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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
Date of Report: November 7, 2024
Commission File Number: 001-40377
VALNEVA SE
(Translation of registrant's name into English)
6 rue Alain Bombard
44800 Saint-Herblain, France
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
On November 7, 2024, the Registrant announced its results from the nine months ended September 30, 2024 and issued a press release and unaudited interim condensed consolidated financial statements, copies of which are attached hereto as Exhibits 99.1, and 99.2, respectively, and incorporated herein by reference. The information contained in this Form 6-K, including Exhibits
99.1 and 99.2, is hereby incorporated by reference into the registrant's Registration Statement on Form F-3 (File No.
333-266839).

Exhibits
Exhibit 99.1	Press release dated November 7, 2024
Exhibit 99.2	Unaudited Interim Condensed Consolidated Financial Statements as at September 30, 2024 and for the three months ended September 30, 2024
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valneva SE (Registrant)

Date: November 7, 2024	/s/ Thomas Lingelbach Thomas Lingelbach Chief Executive Officer and President
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9M 2024

NINE-MONTH FINANCIAL REPORT 2024

November 7, 2024

VALNEVA SE
Campus Bio-Ouest
6 rue Alain Bombard
44800 Saint-Herblain, France
www.valneva.com

valneva

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Unaudited interim condensed consolidated financial statements as at September 30, 2024
Valneva SE

I.	Unaudited Interim Consolidated Statement of Profit or Loss and Comprehensive Income
Unaudited Interim Condensed Consolidated Statement of Profit or Loss

	Nine months ended September 30,
in € thousand	2024	2023
Product sales	112,475	106,130
Other revenues	4,162	5,684
REVENUES	116,637	111,814
Cost of goods and services	(71,306)	(74,810)
Research and development expenses	(48,567)	(42,220)
Marketing and distribution expenses	(35,718)	(33,919)
General and administrative expenses	(32,554)	(35,066)
Gain from sale of Priority Review Voucher, net	90,833	—
Other income and expenses, net	14,890	17,020
OPERATING PROFIT/(LOSS)	34,214	(57,180)
Finance income	1,316	724
Finance expenses	(17,713)	(12,477)
Foreign exchange gain/(loss), net	3,045	(1,441)
PROFIT/(LOSS) BEFORE INCOME TAX	20,862	(70,374)
Income tax benefit/(expense)	3,878	1,103
PROFIT/(LOSS) FOR THE PERIOD	24,740	(69,271)

EARNINGS/(LOSSES) PER SHARE
for profit/(loss) for the period attributable to the equity holders of the Company (expressed in € per share)
Basic	0.18	(0.50)
Diluted	0.17	(0.50)
Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

	Nine months ended September 30,
in € thousand	2024	2023
PROFIT/(LOSS) FOR THE PERIOD	24,740	(69,271)
OTHER COMPREHENSIVE INCOME/(LOSS)
Items that may be reclassified to profit or loss
Currency translation differences	612	1,677
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)	(10)	(8)
Other comprehensive income/(loss) for the period, net of tax	602	1,669
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD	25,342	(67,602)

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Unaudited interim condensed consolidated financial statements as at September 30, 2024
Valneva SE

II.	Unaudited Interim Condensed Consolidated Statement of Financial Position

in € thousand	September 30, 2024	December 31, 2023
ASSETS
Non-current assets	213,000	197,238
Intangible assets	33,478	25,567
Right of use assets	18,653	20,392
Property, plant and equipment	141,647	136,198
Deferred tax assets	11,667	6,592
Other non-current assets	7,555	8,490
Current assets	303,614	262,824
Inventories	57,829	44,466
Trade receivables	30,359	41,645
Other current assets	59,091	50,633
Cash and cash equivalents	156,335	126,080
TOTAL ASSETS	516,614	460,062
EQUITY
Share capital	24,342	20,837
Share premium	647,640	594,003
Other reserves	72,430	65,088
Retained earnings/(Accumulated deficit)	(551,682)	(450,253)
Profit/(Loss) for the period	24,740	(101,429)
TOTAL EQUITY	217,469	128,247
LIABILITIES
Non-current liabilities	189,989	172,952
Borrowings	153,126	132,768
Lease liabilities	26,015	29,090
Refund liabilities	6,443	6,303
Provisions	562	1,074
Deferred tax liabilities	3,791	3,638
Other liabilities	52	79
Current liabilities	109,156	158,863
Borrowings	19,452	44,079
Trade payables and accruals	42,897	44,303
Income tax liability	266	632
Tax and Employee-related liabilities	18,319	16,209
Lease liabilities	2,655	2,879
Contract liabilities	956	5,697
Refund liabilities	17,095	33,637
Provisions	7,290	10,835
Other liabilities	226	592
TOTAL LIABILITIES	299,145	331,815
TOTAL EQUITY AND LIABILITIES	516,614	460,062

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Unaudited interim condensed consolidated financial statements as at September 30, 2024
Valneva SE

III.	Unaudited Interim Condensed Consolidated Statement of Cash Flows

	Nine months ended September 30,
in € thousand	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) for the period	24,740	(69,271)
Gain from sale of Priority Review Voucher, net	(90,833)	—
Adjustments for non-cash transactions	25,672	26,867
Changes in non-current operating assets and liabilities	311	(181)
Changes in working capital	(35,075)	(93,335)
Cash generated/(used) in operations	(75,186)	(135,920)
Income tax paid	(1,558)	(913)
NET CASH GENERATED FROM/(USED IN) OPERATING ACTIVITIES	(76,744)	(136,833)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(10,006)	(8,354)
Proceeds from sale of property, plant and equipment	165	43
Purchases of intangible assets	(10,079)	(39)
Proceeds from assets classified as held for sale	—	3,358
Proceeds from sale of Priority Review Voucher	90,833	—
Interest received	1,316	724
NET CASH GENERATED FROM/(USED IN) INVESTING ACTIVITIES	72,228	(4,269)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/(payments) from issuance of common stock, net of costs of equity transactions	57,460	(240)
Proceeds from borrowings, net of transaction costs	(944)	39,683
Repayment of borrowings	(3,723)	(2,097)
Payment of lease liabilities	(2,788)	(2,444)
Interest paid	(14,733)	(8,764)
NET CASH GENERATED FROM/(USED IN) FINANCING ACTIVITIES	35,272	26,137

NET CHANGE IN CASH AND CASH EQUIVALENTS	30,757	(114,964)
Cash and cash equivalents at beginning of the year	126,080	286,532
Exchange gains/(losses) on cash	(502)	(315)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	156,335	171,253

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Unaudited interim condensed consolidated financial statements as at September 30, 2024
Valneva SE

IV.	Unaudited Interim Condensed Consolidated Statement of Changes in Equity

in € thousand	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/ (loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2024	20,837	594,003	65,088	(450,253)	(101,429)	128,247
Total comprehensive income/(loss)	—	—	602	—	24,740	25,342
Income appropriation	—	—	—	(101,429)	101,429	—
Share-based compensation expense:
Value of services	—	—	6,740	—	—	6,740
Exercises	55	(55)	—	—	—	—
Capital Increase	3,450	57,730	—	—	—	61,180
Cost of equity transaction, net of tax	—	(4,039)	—	—	—	(4,039)
BALANCE AS AT SEPTEMBER 30, 2024	24,342	647,640	72,430	(551,682)	24,740	217,469
Capital Increase includes the cost of transactions, net of tax.

in € thousand	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/ (loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2023	20,755	594,043	55,252	(306,974)	(143,279)	219,797
Total comprehensive income/(loss)	—	—	1,669	—	(69,271)	(67,602)
Income appropriation	—	—	—	(143,279)	143,279	—
Share-based compensation expense:
Value of services	—	—	5,284	—	—	5,284
Exercises	82	(39)	—	—	—	42
BALANCE AS AT SEPTEMBER 30, 2023	20,837	594,003	62,205	(450,253)	(69,271)	157,521
A EUROPEAN COMPANY (SOCIETAS
EUROPAEA) WITH A BOARD OF DIRECTORS
Registered Office;
6 rue Alain Bombard, 44800 Saint-Herblain (France)
Nantes Trade and Companies Registry (R.C.S.)
No. 422 497 560